                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                      America West Holdings Corporation(1)
                         America West Airlines, Inc.(2)
                                (Name of Issuer)

                     (1)Class A Common Stock, $.01 par value
                     (1)Class B Common Stock, $.01 par value

(2)Warrants to Purchase Class B Common Stock of America West Holdings Corporation
   ------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   023650 302
                                   023650 203
                                   023650 112
                                 ---------------
                                 (CUSIP Numbers)

                              Gary E. Risley, Esq.
                              Mesa Air Group, Inc.
                              2325 East 30th Street
                          Farmington, New Mexico 87401
                                  505-327-0271
                          ----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 23, 1998
                          ----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 023650 302, 023650 203, 023650 112          13 D



1        NAME  OF REPORTING  PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Mesa Air Group, Inc.
         85-0302351

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [ ]
                                             (b) [ ]
3        SEC USE ONLY


4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)       [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

                                7        SOLE VOTING POWER

                                         Class A Common Stock                              0
                                         Class B Common Stock                              0
           NUMBER OF                     Warrants to Purchase Class B Common Stock         0
            SHARES
          BENEFICIALLY          8        SHARED VOTING POWER
           OWNED BY
             EACH                        Class A Common Stock                              0
           REPORTING                     Class B Common Stock                              0
          PERSON WITH                    Warrants to Purchase Class B Common Stock         0

                                9        SOLE DISPOSITIVE POWER

                                         Class A Common Stock                              0
                                         Class B Common Stock                              0
                                         Warrants to Purchase Class B Common Stock         0


                                10       SHARED DISPOSITIVE POWER

                                         Class A Common Stock                              0
                                         Class B Common Stock                              0
                                         Warrants to Purchase Class B Common Stock         0

CUSIP Nos. 023650 302, 023650 203, 023650 112          13 D


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Class A Common Stock                                        0
         Class B Common Stock                                        0
         Warrants to Purchase Class B Common Stock                   0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)

         Class A Common Stock                              0%
         Class B Common Stock                              0%
         Warrants to Purchase Class B Common Stock         0%

14       TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 9 (this "Amendment") amends and supplements the Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed as of November 28, 1995, Amendment No. 2 filed as of February 1, 1996, Amendment No. 3 filed as of February 21, 1996, Amendment No. 4 filed as of February 23, 1996, Amendment No. 5 filed as of February 27, 1996, Amendment No. 6 filed as of May 30, 1996, Amendment No. 7 filed as of June 18, 1996 and Amendment No. 8 filed as of March 19, 1997 (collectively, the "Schedule 13D") of Mesa Air Group, Inc. (formerly, Mesa Airlines, Inc.), a Nevada corporation ("Mesa"), with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common") and the Class B Common Stock, $0.01 par value per share (the "Class B Common") of America West Holdings Corporation, a Delaware corporation ("Holdings"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF ISSUER.

                  Items 5(a), (b), and (c) of the Schedule 13D are hereby amended and replaced in their entirety as follows:

                  (a) - (b) As of the date of this Amendment, Mesa does not beneficially own any of the Class A Common, the Class B Common, or the Warrants and does not have the sole or shared power to vote or dispose of any of the Class A Common, the Class B Common, or the Warrants.

                  Mesa was formerly bound by certain understandings and agreements with TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("TPG Parallel"), Air Partners II, L.P. ("Air Partners II"), and Continental Airlines, Inc. ("Continental") (collectively, TPG, TPG Parallel and Air Partners II are herein called the "TPG Parties") regarding the voting of the Class A Common, the Class B Common, and the Warrants held by Mesa. As a result of such agreements and understandings, each of Mesa, the TPG Parties, and Continental comprised a group within the meaning of Section 13(d)(3) of the Exchange Act, and such group was deemed to beneficially own the Class A Common, the Class B Common, and the Warrants held by each of such persons. By reason of, and concurrently with, the completion of the Transaction (as defined in Item 5(c) below), Mesa is no longer a member of a group.

                   (c) On January 23, 1998, pursuant to a Warrant and Stock Purchase Agreement entered into by and among Mesa, MAGI Insurance, Ltd., a company organized under the laws of Barbados, West Indies and a wholly owned subsidiary of Mesa ("MAGI"), Holdings, and the Company (the "Purchase Agreement"), (1) Mesa sold 100,000 shares of the Class A Common and 200,727 shares of the Class B Common to the Company for a purchase price of $5,450,676.88, representing an amount per share of the Class A Common and the Class B Common equal to the closing sale price of the Class B Common, as reported on the New York Stock Exchange Composite Tape on January 8, 1998 and
(2) MAGI sold 799,767 of the Warrants to Holdings for a purchase price of $5,650,853.70, representing an amount per Warrant equal to ninety-five percent (95%) of the closing sale price of the Warrants, as reported on the New York Stock Exchange Composite Tape on January 8, 1998. The foregoing sale of the Class A Common and the Class B Common by Mesa and the sale of the Warrants by MAGI is referred to herein as the "Transaction."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Schedule 13D is hereby amended by adding the following paragraph immediately prior to the final paragraph thereof:

                  As set forth in Item 5(c), on January 15, 1998, Mesa entered into the Purchase Agreement. The Purchase Agreement is briefly described in Item 5(c). The description of the Purchase Agreement in this Amendment is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

                  Pursuant to the Purchase Agreement, the Transaction closed on January 23, 1998. As a result of the Transaction, Mesa no longer holds or beneficially owns any of the Class A Common, the Class B Common or the Warrants.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                   Exhibit 10 -- Warrant and Stock Purchase Agreement







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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 28, 1998

                                     MESA AIR GROUP, INC.



                                     By:      /s/      W. Stephen Jackson
                                              ----------------------------------
                                     Name:             W. Stephen Jackson
                                     Title:            Chief Financial Officer